------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                              OMB Number:              3235-0145
                                              Expires:         December 31, 1997
                                              Estimated average burden
                                                hours to perform.......... 14.90
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1)*


                            ZEVEX INTERNATIONAL, INC.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    98950E400
                                 --------------
                                 (CUSIP Number)


                           Christian J. Hoffmann, III
                               STREICH LANG, P.A.
                                 Renaissance One
                            Two North Central Avenue
                           Phoenix, Arizona 85004-2391
                                 (602) 229-5200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 30, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

-------------------                                            -----------------
CUSIP NO. 98950E400                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    KIRK BLOSCH
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [X]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS*


    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     125 shares of common stock
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     250,000 shares of common stock, see Items 3 and 5
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       125,000 shares of common stock
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     250,000 shares of common stock, see Items 3 and 5
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    375,000
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0% (As of April 15, 1999)
    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    ----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

-------------------                                            -----------------
CUSIP NO. 98950E400                                            PAGE 3 OF 5 PAGES
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

          This   statement   relates   to  shares  of  Common   Stock  of  Zevex
     International, Inc. (the "Issuer") whose address is 5175 Greenpine Drive, Salt Lake City, Utah 84123.


ITEM 2. IDENTITY AND BACKGROUND

          (a) The individual filing this statement is Kirk Blosch, a director of the Issuer;

          (b) Mr. Blosch's business address is 2081 So. Lakeline Dr., Salt Lake City, Utah 84109.

          (c) Mr. Blosch is self employed, principally involved in business consulting;

          (d) Mr. Blosch has not, during the past five years, been convicted in a criminal proceeding.

          (e) Mr. Blosch has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Blosch is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          This Amendment No. 1 to Schedule 13D is being filed to report the sale of 175,000 common stock purchase warrants of the Issuer to the Issuer pursuant to a Warrant and Stock Purchase Agreement, dated May 25, 1999 (the "Purchase Agreement"). To the best of Reporting Person's knowledge, the Issuer used a portion of its working capital to purchase the warrants.

ITEM 4. PURPOSE OF TRANSACTION

          This Amendment No. 1 to Schedule 13D is being filed to report the sale of 175,000 warrants to purchase common stock of the Issuer.

          Except as set forth the Purchase Agreement described in Items 3 and 6, the Reporting Person has no plans or proposal that related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) As of May 30, 1999, Mr. Blosch beneficially owned 125,000 shares of the Issuer representing 3.7% of the Issuer's outstanding common stock (utilizing the shares listed as outstanding on April 15, 1999 from the Issuer's Definitive Proxy Statement as filed with the Securities and Exchange Commission on May 5, 1999). Additionally, Mr. Blosch, through Blosch and Holmes, LLC, beneficially owns an additional 250,000 shares of the Issuer's common stock bringing the total number of shares owned

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

-------------------                                            -----------------
CUSIP NO. 98950E400                                            PAGE 4 OF 5 PAGES
-------------------                                            -----------------

     directly and beneficially to 375,000 shares, representing 11.0% of the Issuer's common stock.

          (b) Mr. Blosch has sole power to vote the 125,000 shares of the Issuer's common stock held in his name and shared power to vote the 250,000 shares in the name of Blosch and Holmes, LLC.

          (c) Other than the sale of the 175,000 warrants reported hereunder and the agreement discussed in Item 6 below, Mr. Blosch has not engaged in any transaction involving the Issuer's securities.

          (d) Mr. Blosch has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 125,000 shares he holds and shares power with Jeff Holmes with respect to the 250,000 shares held by Blosch and Holmes, LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Messrs. Blosch and Holmes and Blosch and Holmes, LLC, of which Mr. Blosch is a member, are parties to the Purchase Agreement pursuant to which the Issuer has agreed to use its reasonable best efforts to identify prospective purchasers for the cash purchase of the shares owned by Messrs. Blosch and Holmes and by Blosch and Holmes, LLC.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

          The Purchase Agreement among Messrs. Blosch and Holmes, Blosch and Holmes, LLC and the Issuer is attached hereto as Exhibit 1.

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

-------------------                                            -----------------
CUSIP NO. 98950E400                                            PAGE 5 OF 5 PAGES
-------------------                                            -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


7/14/99                                       /s/ Kirk Blosch
-----------------------                       ----------------------------------
Date                                          Signature

                                              Kirk Blosch
                                              ----------------------------------
                                              Name

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)